UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________.

Commission file number :  001-12991

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

BancorpSouth, Inc. 401(k) Profit-Sharing Plan and Trust

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BancorpSouth, Inc.

One Mississippi Plaza

201 South Spring Street

Tupelo, Mississippi 38804

BANCORPSOUTH, INC. 401(k)  Profit-Sharing Plan and Trust

Financial Statements and Supplemental Schedule

December 31, 2015 and 2014

(With Report of Independent Registered Public Accounting Firm)

BANCORPSOUTH, INC. 401(k)  Profit-Sharing Plan and Trust

Report of Independent Registered Public Accounting Firm

The Retirement Subcommittee of the Operations Committee

BancorpSouth, Inc.

Tupelo, Mississippi

We have audited the accompanying statements of net assets available for benefits of the BancorpSouth, Inc. 401(k) Profit Sharing Plan and Trust (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years ended December 31, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman

Atlanta, Georgia

June 28, 2016

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN AND TRUST
Statements of Net Assets Available for Plan Benefits
December 31, 2015 and 2014
	2015	2014 (As Adjusted)
Investments, at fair value:
Common stock of BancorpSouth, Inc.	$121,964,537	$126,157,430
Mutual funds	46,988,780	168,533,479
Common/collective trust fund *	-	52,885,616
	168,953,317	347,576,525
Contributions receivable:
Employer – salary deferral match	754,097	364,500
Participants – salary deferral	417,302	-
Notes receivable from participants	8,122,621	8,286,164
Accrued interest and dividends receivable	87,430	79,925
Cash	-	216,573
Cash in-transit	186,855,886	-

Net assets available for plan benefits	$365,190,653	$356,523,686

*Reported at Net Asset Value ("NAV")
See accompanying notes to financial statements.

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN AND TRUST
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2015 and 2014
	2015	2014
Investment income:
Net depreciation in investments	$(208,938)	$(16,114,342)
Interest and dividends	12,894,132	11,565,428
Total investment income (loss)	12,685,194	(4,548,914)
Interest income from notes receivable from participants	337,700	309,375
Net investment and interest income (loss)	13,022,894	(4,239,540)
Contributions:
Employer – salary deferral match	10,140,400	9,486,103
Participants – salary deferral	16,824,024	15,440,615
Total contributions	26,964,424	24,926,718
Benefits paid to participants	(31,137,421)	(25,500,818)
Plan Expenses	(182,930)	-
Net increase in net assets available for plan benefits	8,666,967	(4,813,640)
Net assets available for plan benefits:
Beginning of year	356,523,686	361,337,326
End of year	$365,190,653	$356,523,686
See accompanying notes to financial statements.

(1)        Description of Plan

The following description of the BancorpSouth, Inc. 401(k) Profit-Sharing Plan and Trust, formerly known as BancorpSouth, Inc. Amended and Restated Salary Deferral – Profit-Sharing Employee Stock Ownership Plan (the Plan), provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

(a)         General

The Plan was adopted by BancorpSouth, Inc. (the Company) effective January 1, 1984. It is a defined contribution retirement plan with two components–an employee stock ownership component and a profit‑sharing component with a 401(k) feature. Employees who have completed 30 days of service and attained the age of 18 are eligible to participate in the Plan with regards to elective deferrals. Employees receive matching contributions when they have completed one year of service. Employees who completed their first hour of service on or after January 1, 2006 and had attained the age of 21 were eligible to participate in the employer profit‑sharing contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)        Contributions

Plan participants contribute to the Plan by electing to defer between 1% and 50% of their pre-tax annual compensation, in whole percentages, up to the maximum amount allowed by the Internal Revenue Code ($18,000 in 2015 and $17,500 in 2014). The Company matches 100% of amounts contributed by the participants to the Plan up to 5% of their annual compensation. For all purposes, compensation is all amounts paid to employees for services, but excluding extraordinary items such as moving expenses and bonuses.    Participants may direct all contributions made to the Plan to any investment options offered by the Plan.

(c)         Investment Programs

The investment programs of the Plan as of December 31, 2015 were as follows:  Meridian Small Cap Growth Instl;  T. Rowe Price Retirement 2010 Fund; T. Rowe Price Retirement 2015 Fund;  T. Rowe Price Retirement 2020 Fund;  T. Rowe Price Retirement 2025 Fund; T. Rowe Price Retirement 2030 Fund; T. Rowe Price Retirement 2035 Fund;  T. Rowe Price Retirement 2040 Fund; T. Rowe Price Retirement 2045 Fund; T. Rowe Price Retirement 2050 Fund;  T. Rowe Price Retirement 2055 Fund;  T. Rowe Price Retirement 2060; Vanguard Wellesley Income Adm.  The investment options also include common stock of the Company.

(d)        Administration

The Plan is administered by a committee appointed by the board of directors of the Company (the “plan administrator”). The plan administrator is responsible for general administration of the Plan and interpretation and execution of the Plan’s provisions.  BancorpSouth Bank is the Plan trustee. Empower Retirement Services serves as custodian of the Plan’s assets for 2015 and for 2014.

(e)         Participants’ Accounts

Separate accounts are maintained for each participant. All amounts contributed by the participant, together with earnings or losses thereon, are maintained in an “employee deferral account.” Matching amounts contributed by the Company are maintained in a separate “employer contribution account,” together with earnings or losses thereon.

(f)         Notes Receivable from Participants

Participants may borrow from their vested account balance a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at commercially reasonable rates as determined under the Plan. At December 31, 2015, the interest rate on all outstanding participant loans was 4.25% with maturity dates ranging from January 2, 2016 to December 22, 2020.

(g)        Vesting

Both the employee deferral and employer contribution accounts are 100% vested and nonforfeitable at all times.

(h)        Payment of Benefits

Upon termination of service, death or permanent disability, a participant may elect to receive either a lump‑sum amount equal to the value of his or her account, or proportionate monthly installments over a period not to exceed 15 years.  For non-spouse beneficiaries, the monthly benefits cannot be paid over a period longer than a participant’s life expectancy or for more than five years following his or her death. For distributions from a participant’s holdings of Company common stock, the participant may elect to receive common stock of  the Company or cash equal to the fair value of the common stock that otherwise would have been distributed. In addition, a participant may elect to receive a distribution of cash dividends that are paid on the Company common stock allocated to the participant’s account in the Plan.

(i)         Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(j)         Expenses

Administrative expenses of the Plan are paid directly by the Plan, as provided by the Plan document.

(k)         Forfeited Accounts

At December 31, 2015 and 2014, forfeited non-vested accounts totaled $0 and $45,481, respectively.  These accounts will be used to reduce future contributions.  The amount of forfeitures used during 2015 and 2014 totaled $141,509 and $23,997, respectively.

(2)      Summary of Significant Accounting Policies

(a)        New Accounting Standards

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). The ASU removes certain disclosures and the requirement to categorize within the fair value hierarchy investments for which fair value is measured using the net asset value per share practical expedient provided by Topic 820, Fair Value Measurement. The ASU is effective for fiscal years beginning after December 15, 2016, with early adoption permitted. The ASU should be applied retrospectively to all periods presented. Management has elected to adopt this guidance for the year ended December 31, 2015.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Benefit Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive contracts and to provide certain disclosures. Contract value is now the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies disclosures of the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks for disclosure purposes. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively to all periods presented, Management has elected to adopt Parts I and II for the year ended December 31, 2015.

The statement of net assets available for benefits as of December 31, 2014 has been adjusted to reflect retrospective application of the new accounting guidance. There was no effect to total net assets available for benefits as previously reported.

(b)        Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting with the exception of benefit payments, which are recorded when paid in conformity with accounting principles generally accepted in the United States of America. (“GAAP”)

(c)        Investments

Investments are reported at fair value.

Purchases and sales of investments are recorded on a trade‑date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date.

Quoted market prices are used to value the investments in mutual funds and Company common stock.

(d)        Notes Receivable from Participants

Participant loans are recorded at amortized cost, which is equal to the unpaid principal balance and any accrued interest.

(e)        Payment of Benefits

Benefits are recorded when paid.

(f)        Income Taxes

The Plan is exempt from federal income taxes in accordance with the provisions of the Internal Revenue Code of 1986, as amended (“IRC”), pursuant to a favorable determination letter, dated September 11, 2014, from the Internal Revenue Service.  The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.  Amounts contributed by the Company are not taxed to the participant until a distribution from the Plan is received.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan Administrator has confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

(g)       Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the period. Actual results could differ from those estimates.

(3)       Transfer from Empower to Fidelity

At December 31, 2015 the custodian of the Plan’s assets transferred from Empower Retirement Services to Fidelity. As a result, $355,809,203 was transferred to Fidelity at December 31, 2015. Of this amount, $168,953,317 was immediately invested in existing plan investment options. The remaining $186,855,886 was invested in new plan investment options on the next business day, January 4, 2016.

New Funds:	Balance Forward

Federated Capital Preservation IP	$56,951,445
Federated MDT Stock Trust	14,113,528
Fidelity Balanced Fund Class K	6,990,199
Fidelity Total Bond Fund	17,629,767
Franklin Mututal Global Discovery Z Fund	6,166,524
John Hancock Funds Disciplined Value Mid Cap Fund Class I	4,921,543
John Hancock Funds International Growth Fund Class I	6,763,684
Lord Abbot Short Duration Income Fund	1,854,051
Neuberger Berman Genesis Fund Institutional Class	3,848,419
Oppenheimer Global Fund Class Fund Class Y	2,635,713
Spartan 500 Index Fund	12,487,987
Spartan Mid Cap Idx Instl	4,976,039
Spartan Small Cap Index Adv	3,554,878
T. Rowe Price Growth Stock Fund	22,755,642
T. Rowe Price Mid-Cap Growth Fund	20,038,300

Existing Funds (additional purchased):
T. Rowe Price Retirement 2020 Fund	58
Vanguard Wellesley Income Adm	1,168,149
Total new investments:	$186,855,925
Investments transferred to fidelity:	168,953,317
Total investment balance as of 1/4/2016	$355,809,242

(4)        Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements (“ASC Topic 820”), establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The following table sets forth by level, within the ASC Topic 820 fair value hierarchy, the Plan’s investments at fair value as of December 31, 2015 and 2014:

	Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds	$46,988,780	-	-	$46,988,780
Common stock of BancorpSouth, Inc.	121,964,537	-	-	121,964,537
Total assets in the fair value hierarchy	$168,953,317	-	-	$168,953,317
Investments measured at NAV				-
Investments at fair value				$168,953,317

	Investments at Fair Value as of December 31, 2014 (As Adjusted)
	Level 1	Level 2	Level 3	Total
Mutual funds	$168,533,479	-	-	$168,533,479
Common stock of BancorpSouth, Inc.	126,157,430	-	-	126,157,430
Total assets in the fair value hierarchy	$294,690,909	-	-	$294,690,909
Common/collective trust fund at NAV				52,885,616
Investments at fair value				$347,576,525

Fair values are determined based on valuation techniques categorized as follows: Level 1 means the use of quoted prices for identical instruments in active markets; Level 2 means the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 means the use of unobservable inputs.

Common stocks

Common stocks in the Plan are publicly traded investments, and are valued daily at the closing price reported on the active market on which the individual securities are traded.

Mutual funds

Mutual funds are publicly traded investments and are valued daily at the closing price reported on the active market on which the funds are traded.

Common collective trust funds

These funds are valued at the NAV of units of the collective fund. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the funds will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

See Note 2(c), Investments, for information regarding the methods used to determine the fair value of the Plan’s investments.  These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the plan administrator believes the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(5)       Reconciliation Between Financial Statement Amounts and Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 filed for 2014 and the Form 5500 expected to be filed for 2015:

	December 31,
	2015	2014
Net assets available for plan benefits per the
financial statements	$365,190,653	$356,523,686
Contributions receivable - employer salary deferral match	(754,097)	-
Contributions receivable - participant salary deferral	(417,302)	-
Accrued interest and dividends receivable	(87,430)	(79,925)
Net assets avaiable for plan benefits per Form 5500	$363,931,824	$356,443,761

The following is a reconciliation of increase in net assets available for plan assets per the financial statements to the Form 5500 filed for 2014 and the Form 5500 expected to be filed for 2015:

	2015	2014
Increase/ Decrease in net assets available for plan
benefits per financial statements	$8,666,967	$(4,813,640)
Current year receivable - employer salary deferral match	(754,097)	-
Prior year receivable - employer salary deferral match	-	362,953
Current year receivable - participant salary deferral	(417,302)	-
Current year accrued interest and dividends receivable	(87,430)	(79,925)
Prior year accrued interest and dividends receivable	79,925	95,479
Increase in net assets available for plan benefits per the Form 5500	$7,488,063	$(4,435,133)

(6)        Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Because of the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

(7)        Related‑Party Transactions

Fidelity and Empower Retirement Services, the custodians as defined by the Plan, manage investments in their sponsored funds and, therefore, are both deemed party‑in‑interest and a related party. The Plan also invests in shares of the Company. The Company is the Plan sponsor; therefore, these transactions qualify as party‑in‑interest transactions.

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN AND TRUST
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2015
		Par/number	Interest		Cost of	Current
Issuer	Description	of shares	rate	Maturity	acquisitions**	value
* BancorpSouth, Inc.	Common stock	5,083,971				$121,964,537
Meridian Small Cap Growth Instl		434,779				4,899,957
T. Rowe Price Retirement 2010 Fund	Mutual fund	169,046				2,853,489
T. Rowe Price Retirement 2015 Fund	Mutual fund	1,824				24,950
T. Rowe Price Retirement 2020 Fund	Mutual fund	609,270				11,996,526
T. Rowe Price Retirement 2025 Fund	Mutual fund	16,574				247,785
T. Rowe Price Retirement 2030 Fund	Mutual fund	453,858				9,898,652
T. Rowe Price Retirement 2035 Fund	Mutual fund	896				14,149
T. Rowe Price Retirement 2040 Fund	Mutual fund	289,855				6,544,920
T. Rowe Price Retirement 2045 Fund	Mutual fund	1,165				17,656
T. Rowe Price Retirement 2050 Fund	Mutual fund	287,361				3,660,985
T. Rowe Price Retirement 2055 Fund	Mutual fund	478				6,070
T. Rowe Price Retirement 2060 Fund	Mutual fund	598				5,789
Vanguard Wellesley Income Fund	Mutual fund	114,779				6,817,852
* Participant loans ***	Loans to participants	—	4.25	January 2, 2016 –December 22, 2020		8,122,621
						$177,075,938

* Parties-in-interest to the Plan
** Cost information omitted for participant-direct accounts.
*** The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BancorpSouth, Inc. 401(k) Profit-Sharing Plan and Trust

June 28, 2016	By:	BancorpSouth, Inc.

	By:	/s/ David Poole
David Poole, Senior Vice President and Trust Officer

EXHIBIT INDEX

23.1Consent of Dixon Hughes Goodman LLP, Independent Registered Public Accounting Firm